Exhibit 99.2
Dole plc Announces Sale of its Fresh Vegetables Division to Fresh Express
DUBLIN – January 31, 2023
Dole plc (NYSE: DOLE) (“Dole” or the “Group”) has today announced that certain of its subsidiaries have entered into a definitive agreement to sell Dole’s Fresh Vegetables Division to an affiliate of Fresh Express Incorporated (“Fresh Express”), a wholly owned subsidiary of Chiquita Holdings Limited (“Chiquita Holdings”), for gross proceeds of approximately $293 million in cash, subject to certain adjustments.
The Fresh Vegetables Division comprises operations related to the processing and sale of whole produce such as iceberg, romaine, leaf lettuces, cauliflower, broccoli, celery, asparagus, artichokes, green onions, sprouts, radishes, and cabbage, as well as salads and meal kits. In the financial year ended December 31, 2021, the Fresh Vegetables Division reported revenue of $1.28 billion. The business has agricultural operations and four processing plants across the United States and employs more than 3,000 people.
The transaction is subject to regulatory approval and the parties expect that the transaction will close after approval is obtained, subject to customary closing conditions.
Net proceeds from the sale are currently expected to be used primarily for debt reduction of Dole.
Commenting on the transaction, Carl McCann, Executive Chairman of Dole plc said:
“We are pleased to announce the sale of our Fresh Vegetables Division. Combining with Fresh Express will improve the offering and service to customers and consumers through increased investments in innovation, efficiencies, and food safety.
We would like to thank the dedicated employees of this business for their valuable contributions over the years.
We believe the sale of this division will strengthen our financial position and increase the Group’s focus on and investments in our core activities.”
Commenting further on the transaction, Jose Luis Cutrale Jr., Chiquita Holdings’ Chairman said:
“We are excited about the combination with Dole’s Fresh Vegetables Division.
With this transaction, we want to combine our best practises across food safety, freshness of produce, mechanisation, automation, and innovation to offer rapidly expanding choices of safer and healthier produce products to the consumer. This combination will ultimately help drive growth in the entire produce industry and support higher demand for our valued produce grower base in California, Arizona, Colorado, Florida and across the entire USA.
The combination of both businesses, when consummated, will allow us to continue to create the best products under the Fresh Express umbrella. The anticipated cost savings from this combination will help partially mitigate the recent period of inflationary pressures experienced throughout the produce, food and beverage sectors of the economy.

We aim to bring an improved value proposition to the consumer while allowing us to better manage the shortage of agricultural and manufacturing labor, supply chain challenges and water issues. At the same time, we are striving to constantly reduce the carbon footprint of our products.
I want to especially thank the Dole plc management team for their professional collaboration in this process.
We are very much looking forward to welcoming the dedicated Dole Fresh Vegetables Division team to the Chiquita Holdings family.”

About Dole plc:
A global leader in fresh produce, Dole plc grows, markets, and distributes an extensive variety of fresh produce sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
About Chiquita Holdings Ltd:
Chiquita Holdings Ltd is the parent of a group operating as a leading international marketer and distributor of (1) bananas and pineapples sold worldwide under the Chiquita® and other brand names and (2) vegetables and packaged salads sold primarily in the United States under the Fresh Express® and other brand names.

Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of Dole’s future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by Dole or any other person that the future plans, estimates, or expectations contemplated by Dole will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to Dole’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause Dole’s actual results to differ materially from those indicated in these statements. Factors that could cause or contribute to such differences include (i) the parties’ inability to close the transaction in a timely manner or at all due to the failure to satisfy conditions to the closing, including the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) uncertainties as to the timing of closing the transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement relating to the transaction, (iv) risks related to disruption of management’s attention from Dole’s ongoing business operations, (v) the effect of the announcement or pendency of the transaction on Dole’s relationships with its customers, operating results and business generally, (vi) the outcome of any legal proceedings to the extent initiated against Dole, Fresh Express, Chiquita Holdings or others related to the transaction, (vii) the ability of Dole to execute on its strategy and achieve its goals and other expectations after the closing, (viii) legislative, regulatory and economic developments and (ix) those other matters disclosed in Dole’s filings with the U.S. Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if Dole’s underlying assumptions prove to be incorrect, Dole’s actual results may vary materially from what Dole may have expressed or implied by these forward-looking statements. Dole cautions that you should not place undue reliance on any of Dole’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and Dole does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

Investor Contact Dole plc:
James O’Regan, Head of Investor Relations
investors@doleplc.com
+353 1 887 2794

Media Contact Dole plc:
William Goldfield
william.goldfield@dole.com
818-874-4647

Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Media Contact Fresh Express:
Barbara Hines
Barbara@BarbaraHHinesConsulting.com
214-403-2005